October 17, 2007
VIA EDGAR AND FACSIMILE
Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cerner Corporation Form 10-K for Fiscal Year Ended December 30, 2006 File No. 000-15386
Dear Ms. Collins:
     By letter dated September 28, 2007 (“Staff Letter”), the Staff of the Securities and Exchange Commission (the “Commission”) submitted comments with respect to certain disclosures contained in the Annual Report on Form 10-K for the year ended December 30, 2006, filed on February 28, 2007 of Cerner Corporation (the “Company”). On behalf of the Company, set forth below are the Company’s responses to those comments. For your convenience, the Company has repeated each of the comments set forth in the Staff Letter and followed each comment with its response.
1.	We have reviewed your response to our prior comment no. 4 including your proposed disclosure for future filings as it relates to the use of non-GAAP measures. Based on our review of your proposed disclosure, we believe that you should enhance your discussion to clearly define why each item (i.e. share-based compensation expense and the related income tax benefit) is excluded similar to the reasons included in your response.
Company Response:
The Company will expand the proposed disclosure to include the following sentence: The Company provides earnings with and without stock options expense because earnings excluding this expense are used by management along with GAAP results to analyze our business, make strategic decisions, and for management compensation purposes. Therefore, the revised proposed disclosure for future filings would read:
The Company’s Net Earnings increased 37% to $27,580,000 in the three-month period ended March 31, 2007 from $20,144,000 for the three-month period ended April 1, 2006. First quarter 2007 and 2006 Net Earnings include the impact of adopting SFAS No. 123R, which requires the expensing of stock options. The adoption of SFAS 123R reduced Net Earnings in the first quarter of 2007 and 2006 by $2,353,000, net of $1,458,000 tax benefit and $2,912,000, net of $1,803,000 tax benefit, respectively. Excluding the impact of adopting SFAS 123R, Adjusted Net Earnings increased 30% in the first quarter of 2007 to $29,933,000 compared to $23,056,000

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
October 17, 2007

in the first quarter of 2006. The Company provides earnings with and without stock options expense because earnings excluding this expense are used by management along with GAAP results to analyze our business, make strategic decisions, and for management compensation purposes. Adjusted Net Earnings is not a recognized term under GAAP and should not be substituted for net earnings as a measure of the Company’s performance but instead should be utilized as a supplemental measure of financial performance in evaluating our business.
     Following is a reconciliation of Adjusted Net Earnings and Net Earnings:
CERNER CORPORATION
ADJUSTED NET EARNINGS RECONCILIATION TO GAAP NET EARNINGS1

	Three Months Ended	Three Months Ended
	March 31, 2007	April 1, 2006

(In thousands)
Net Earnings	$27,580	$20,144
Share-based compensation expense	3,811	4,715
Income tax benefit of share-basd compensation	(1,458)	(1,803)

Adjusted net earnings (non-GAAP)	$29,933	$23,056

Note 1
The presentation of Adjusted Net Earnings, a Non-GAAP financial measure, is not meant to be considered in isolation, as a substitute for, or superior to, Generally Accepted Accounting Principles (GAAP) results and investors should be aware that non-GAAP measures have inherent limitations and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Adjusted Net Earnings may also be different from similar non-GAAP financial measures used by other companies and may not be comparable to similarly titled captions of other companies due to potential inconsistencies in the method of calculation. Adjusted Net Earnings includes adjustments to Net Earnings that the Company considers unique, infrequent or excluded by management in its analysis of the performance of the Company and management. The Company provides earnings with and without stock options expense because earnings excluding this expense are used by management along with GAAP results to analyze our business, make strategic decisions, and for management compensation purposes. The Company believes that Adjusted Net Earnings is important to enable investors to better understand and evaluate its ongoing operating results and allows for greater transparency in the review of its overall financial, operational and economic performance.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
October 17, 2007

2.	We note in your response to our prior comment no. 5 the reasons for not including amortization of software development costs as a cost of revenue. While we note that you provide a single-step income statement format and that you believe that a portion of such amortization should be attributed to cost of support and maintenance as well as the cost of the product since a portion of such costs relate to the development of product enhancements provided to customers that purchase maintenance contracts, we continue to believe that you should include a separate line item for amortization of capitalized software development costs to enable a reader to identify such costs. Alternatively, you may provide parenthetical disclosure on the face of the income statement for the line item “Software development” explaining that such amounts are inclusive of amortization of capitalized software development costs and include the amounts for each period presented.
Company Response:
The Company will disclose in future filings the amount of amortized software development costs included in the line item “Software development” as proposed below:
(Continued)

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
October 17, 2007

(Company’s Response Continued)

	2006	2005	2004

(In thousands, except per share data)
Revenues
System sales	$505,743	449,734	351,861
Support, maintenance and services	833,244	677,664	542,414
Reimbursed travel	39,051	33,387	32,081

Total revenues	1,378,038	1,160,785	926,356

Costs and expenses
Cost of system sales	194,646	171,073	115,803
Cost of support, maintenance and services	57,273	50,226	48,464
Cost of reimbursed travel	39,051	33,387	32,081
Sales and client service	578,050	466,206	383,628

Software development (Includes amortization of software development costs of $45,750,000, $47,888,000 and $42,310,000, respectively.)	246,970	211,455	171,589
General and administrative	95,881	81,620	63,327
Write-off of in process research and development	—	6,382	—

Total costs and expenses	1,211,871	1,020,349	814,892

Operating earnings	166,167	140,436	111,464

Other income (expense):
Interest expense, net	(697)	(5,858)	(6,152)
Other income, net	2,074	666	2,608

Total other income (expense), net	1,377	(5,192)	(3,544)

Earnings before income taxes	167,544	135,244	107,920
Income taxes	(57,653)	(48,993)	(43,272)

Net earnings	$109,891	86,251	64,648

Basic earnings per share	$1.41	1.16	0.90

Diluted earnings per share	$1.34	1.10	0.86
See notes to condensed consolidated financial statements.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
October 17, 2007

3.	We note from your response to our prior comment no. 6 that the entire amount of time-based licenses, which have PCS that cannot be separated from the term license have historically be de minimus. Please tell us the amount of such revenues that are included in system sales for each period presented.
Company’s Response:
The Company had revenue of $1,145,000, $113,000 and zero, respectively, in 2006, 2005 and 2004 for time-based licenses for which PCS cannot be separated from the term license.
4.	We have reviewed your response to our prior comment no. 6 and note that for arrangements that include both product and services which are accounted for under SOP 81-1, you are recognizing revenue using the zero margin approach and are classifying revenue under such arrangements based on the allocation of costs incurred. Please provide additional details with regards to how this allocation method works for income statement presentation purposes and, if possible, provide an example to support your allocation. Once the software customization and development services related to these arrangements are completed, clarify whether the remaining revenue is being classified as support, maintenance and service revenues. Also, explain further why the Company believes your allocation method is appropriate and tell us what consideration you have given to presenting a separate line item on the income statement for revenue arising bundled arrangements that are not separable due to lack of VSOE for undelivered elements.
Company’s Response:
As noted, for arrangements that include both product and services which are accounted for under SOP 81-1 and the Company is using the zero margin approach, the Company classifies revenue under such arrangements based on the allocation of costs incurred. The first step in the allocation method is capturing costs related to the applicable arrangement and recording such expenses to unique project numbers. The Company then records revenue to the category that aligns with the recorded expense. The Company believes its allocation method is most appropriate provided it aligns expenses incurred with the applicable revenue category. Following is an example of how the Company is classifying revenue under arrangements based on the allocation of costs incurred:

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
October 17, 2007

	Expense		Income Statement
	Amount	Income Statement	Revenue
Business Model	Incurred	Expense Classification	Classification

Software Development	2,000,000	Software Development	System Sales (Software)

Implementation Services	20,000,000	Cost of support, maintenance and services	Support, Maintenance and Services (Services)

Support Services Total	500,000	Cost of support, maintenance and services	Support, Maintenance and Services (Support)

Total	22,500,000

Once the software customization and development services related to these arrangements are completed, the Company intends to allocate remaining revenue between system sales and support, maintenance and service revenue based on a rational methodology that allocates total fees to implementation services and support based on VSOE for implementation services and using a percentage consistent with VSOE of PCS for our perpetual licenses. The licenses in these arrangements are eight-year and nine-year term licenses with bundled PCS for the entire term, which led us to conclude that VSOE does not exist for the PCS element pursuant to TPA 5100.54. However, because the term is substantial when compared to the life of our software, we believe using a percentage based on our VSOE of PCS in our perpetual license arrangements provides a reasonable and rational basis for determining the amount of PCS services in the bundled arrangement for income statement classification purposes. The intended allocation methodology results in a systems sales residual (software) representing the total fees to be collected less the VSOE of implementation services and an inferred amount for PCS. For example:
Total Fees to be collected
Less: VSOE of implementation services performed
Less: PCS based on a consistent percentage based on VSOE of perpetual licenses
Net: Software residual

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
October 17, 2007

The Company will then take the allocations from the above calculation for software and services and subtract the amounts recognized to date. The net amounts (profit) allocated to each category will then be recognized on a pro-rata basis over the remainder of the term. Total fees arising from these bundled arrangements have been and are projected to remain less than 10% of total revenues.
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If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (816) 201-1989.

Sincerely,
/s/ Marc G. Naughton
Marc G. Naughton, Senior Vice President
and Chief Financial Officer